082-00145

SECOND QUARTER INTERIM REPORT

SIX MONTHS ENDED

MARCH 31, 2008

2

VELCRO INDUSTRIES N.V.

REPORT TO SHAREHOLDERS:

Sales for the first six months of fiscal year 2008 were $145,452,000, which was a 2% decrease from the first six months of fiscal year 2007. Sales for the second quarter were $76,714,000, which was a decrease of 4% from the comparable period last year.

Operating profit for the six months was $10,536,000, a 37% decrease from the first six months of 2007. For the quarter, operating profit was $6,665,000, which was a 39% decrease from the second quarter of 2007.

The declines in sales and operating profits during the second quarter and for the first six months reflect several unfavorable business conditions. These conditions include economic slowdowns, particularly in North America and in the automotive sector, and rising energy and raw material costs. The Company is vigorously pursuing growth opportunities and cost containment measures to help mitigate the effects of these unfavorable business conditions.

As more fully explained in Note 4, on October 1, 2007, the Company commenced a cash tender offer to purchase all outstanding shares of its common stock. This tender offer expired on November 5, 2007, at which time the Company repurchased 2,594,375 shares.

As more fully explained in Note 5, at its meeting on May 15, 2008, the Board of Directors approved the cancellation of the 3,352,326 shares of the Company's common stock held in Treasury. Following this cancellation, the Company will no longer hold any Treasury shares.

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEET
At March 31, 2008

Current Assets
Current Liabilities
Net Current Assets
Non Current Assets
Non Current Liabilities
NET ASSETS

Equity Accounts
Less: Treasury Shares
PARENT SHAREHOLDERS' EQUITY

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

Investment income totaled $5,393,000 for the first six months of fiscal year 2008, compared to $5,706,000 of investment income for the comparable period last year. Investment income for the second quarter was $342,000 compared to $1,811,000 for the second quarter of last year. The decrease in investment income reflects sales of marketable securities during the first quarter, the proceeds of which were used to repurchase shares of the Company's common stock in connection with the cash tender offer, and a decline in the level of realized capital gains on sales of marketable securities during the second quarter.

The above factors resulted in net earnings of $11,229,000 ($.40 per share) for the first six months and $4,310,000 ($.16 per share) for the second quarter. These earnings were 27% below the first six months of fiscal year 2007 and 42% below for the second quarter.

For the Board of Directors

Robert W. H. Cripps
Chairman

Wil de Hollander
President and Chief Executive Officer

May 15, 2008

Mar. 31, 2008 US$'000	Sept. 30, 2007 US$'000
140,959	146,786
(54,994)	(57,824)
85,965	88,962
246,708	296,435
(13,992)	(3,872)
318,681	381,525
381,092	388,590
(62,411)	(7,065)
318,681	381,525

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED INCOME STATEMENT
Six Months Ended March 31, 2008

Sales
Operating Expenses
Operating Profit
Interest Income
Interest Expense
Investment Income:
Interest Income
Other Investment Income
Profit before Income Taxes
Income Tax Expense
Profit for the Period Attributable to the Equity Holders of the Company

Average Number of Shares Outstanding During the Period

Basic and Diluted Earnings Per Share (in US$1)

Dividends Per Share (in US$1)

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED CASH FLOW STATEMENT
Six Months Ended March 31, 2008

Cash Flow from Operating Activities
Cash Flow from Investing Activities
Cash Flow from Financing Activities
Net Increase (Decrease) in Cash and Cash Equivalents
Cash and Cash Equivalents at Beginning of Period
Effect of Exchange Rate Fluctuations on Cash Held
Cash and Cash Equivalents at End of Period

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

Quarter Ended March 31,		Six Months Ended March 31,	
2008	2007	2008	2007
US$'000	US$'000	US$'000	US$'000
76,714	80,254	145,452	147,925
(70,049)	(69,264)	(134,916)	(131,271)
6,665	10,990	10,536	16,654
148	184	398	310
(222)	(126)	(385)	(159)
160	678	3,426	3,924
182	1,133	1,967	1,782
6,933	12,859	15,942	22,511
2,623	5,437	4,713	7,148
4,310	7,422	11,229	15,363
27,446,115	30,040,490	27,959,891	30,040,490
.16	.25	.40	.51
---	---	.32	.32

Six Months Ended March 31,	
2008	2007
US$'000	US$'000
7,067	5,066
35,045	(4,114)
(49,927)	(920)
(7,815)	32
42,180	20,684
671	283
35,036	20,999

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN EQUITY
Six Months Ended March 31, 2008

	Capital Stock US$'000
Balance at October 1, 2006	20,389
Net increase in fair value of marketable securities	
Net gains on sales of marketable securities	
Foreign exchange translation differences	
Amounts recognized directly in equity	
Profit for the period attributable to the equity holders of the Company	
Profit for the period and amounts recognized directly in equity	
Dividends paid	
Balance at March 31, 2007	20,389

	Capital Stock US$'000
Balance at October 1, 2007	20,389
Net decrease in fair value of marketable securities	
Net gains on sales of marketable securities	
Repurchase of shares	
Foreign exchange translation differences	
Amounts recognized directly in equity	
Profit for the period attributable to the equity holders of the Company	
Profit for the period and amounts recognized directly in equity	
Dividends paid	
Balance at March 31, 2008	20,389

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

Capital in Excess of Nominal Value	Retained Earnings	Revaluation Reserve	Cumulative Translation Adjustment	Treasury Stock	Total
US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
2,901	300,626	18,743	10,936	(7,065)	346,530
		7,871			7,871
		(1,659)			(1,659)
			1,882		1,882
		6,212	1,882		8,094
	15,363				15,363
	15,363	6,212	1,882		23,457
	(9,613)				(9,613)
2,901	306,376	24,955	12,818	(7,065)	360,374

Capital in Excess of Nominal Value	Retained Earnings	Revaluation Reserve	Cumulative Translation Adjustment	Treasury Stock	Total
US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
2,901	324,408	23,622	17,270	(7,065)	381,525
		(13,094)			(13,094)
		(1,904)			(1,904)
				(55,346)	(55,346)
			5,054		5,054
		(14,998)	5,054	(55,346)	(65,290)
	11,229				11,229
	11,229	(14,998)	5,054	(55,346)	(54,061)
	(8,783)				(8,783)
2,901	326,854	8,624	22,324	(62,411)	318,681

SELECTED EXPLANATORY NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Accounting Standards

The interim financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) and its interpretations as adopted by the International Accounting Standards Board, consistent with the most recent annual financial statements for the year ended September 30, 2007

2. Dividends

The dividend of US$0.32 per common share was paid on February 15, 2008 to shareholders of record as of January 15, 2008.

3. Taxes

As noted in the 2007 Annual Report, the Canadian tax authorities issued withholding tax assessments totaling approximately US$11.9 million for the years 1995 through 2004. The Canadian subsidiary paid these assessments and filed appeals with the Canadian tax authorities.

	For the Six Months Ended March 31, 2008		
	Manufacturing & Sales	Investments	Consolidation
	US$'000	US$'000	US$'000
Segment Revenue:			
External sales	145,452		145,452
Investment income		5,393	5,393
Segment Results	11,071	5,256	16,327

4. Repurchase of Shares

As noted in the 2007 Annual Report, on October 1, 2007, the Company commenced a cash tender offer to purchase all outstanding shares of its common stock at a purchase price of US$21.00 per share. This offer expired on November 5, 2007. Upon expiration of this offer, 2,594,375 shares were validly tendered, all of which were repurchased by the Company for a total purchase price of approximately US$55.3 million, which included costs directly attributable to the tender offer. Cohere Limited did not tender any shares pursuant to the offer.

5. Cancellation of Treasury Shares

At its meeting on May 15, 2008, the Board of Directors approved the cancellation of all 3,352,326 shares of the Company's common stock held in Treasury. Treasury shares included 2,594,375 shares of common stock that were repurchased in November 2007 at the conclusion of the tender offer, as well as 757,951 shares that were in Treasury, prior to the tender offer. Following this cancellation, the Company will no longer hold any Treasury shares.

6. Segment Information

For management purposes, the Company is organized on a world-wide basis into two business segments, manufacturing and sales and investments. Business segment information is summarized as follows:

For the Six Months Ended March 31, 2007		
Manufacturing & Sales US$'000	Investments US$'000	Consolidation US$'000
147,925		147,925
	5,706	5,706
17,138	5,532	22,670

VELCRO INDUSTRIES N.V.
CASTORWEG 22-24, WILLEMSTAD, CURACAO
NETHERLANDS ANTILLES

♦

TRANSFER AGENTS AND REGISTRAR

COMPUTERSHARE INVESTOR SERVICES INC.
MONTREAL, CANADA

MELLON INVESTOR SERVICES, LLC
RIDGEFIELD PARK, NEW JERSEY, USA